Exhibit 99.1

GERDAU S.A.

MANAGEMENT REPORT

Dear Shareholders:

Fiscal year 2013 represented for Gerdau a period for consolidating the many initiatives focused on increasing returns for shareholders and improving its capital structure. These initiatives include EBITDA breakdown projects, which consist of aligning targets and identifying opportunities for gains that impact the Company’s operating cash flow; efforts to optimize working capital; integration of the management teams of the long steel operations in Brazil; and the strategic projects: mining, the entry into flat steel operations and the startup of the special steel operation in India.

In 2013, with shipments of 18.5 million tonnes, consolidated net sales came to R$ 39.9 billion, increasing 5.0% in relation to 2012, with growth in all business operations.

Consolidated EBITDA was R$ 4.8 billion in 2013, increasing 14.6% from 2012, with the improvement in EBITDA in the year explained by the performance of the operations in Brazil and Latin America. As a result, consolidated EBITDA margin expanded from 11.0% in 2012 to 12.0% in 2013.

Consolidated net income for the fiscal year came to R$ 1.7 billion. Based on this result, dividends and interest on capital stock were declared in the amounts of R$ 476.7 million to the shareholders of Gerdau S.A. and of R$ 150.4 million to the shareholders of Metalúrgica Gerdau S.A.

Investments in maintenance, technological modernization and capacity expansion amounted to R$ 2.6 billion in 2013. The main investments in capacity expansion projects were: expansion of the iron ore activities with the startup of a new treatment unit in Miguel Burnier (Minas Gerais); conclusion of the installation of the rolling mill to produce coiled hot-rolled strips in Ouro Branco (Minas Gerais); and the startup of the special steel rolling mills in Pindamonhangaba (São Paulo) and in India.

Profile

Gerdau is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. Recently it began operating in two new markets in Brazil, with its entry into the production of flat steel and the expansion of its iron ore activities, initiatives which expanded its product mix and made its operations even more competitive. With over 45,000 employees, Gerdau has industrial operations in 14 countries in the Americas, Europe and Asia, which together represent installed capacity of over 25 million tonnes of steel per year. It is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development in the regions where it operates. With more than 120,000 shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

World Steel Market

Steel Industry Production	Fiscal Year	Fiscal Year	Variation
(1,000 tonnes)	2013	2012	2013/2012
Crude Steel
Brazil	34,178	34,524	-1.0%
North America (except Mexico)	99,415	102,202	-2.7%
Latin America (except Brazil)	31,692	31,347	1.1%
China	779,040	724,688	7.5%
Others	662,876	660,139	0.4%
Total(1)	1,607,200	1,552,900	3.5%

Source: worldsteel and Gerdau

(1) Figures represent approximately 98% of total production in 62 countries.

World steel production in 2013 grew in relation to 2012 to set a new record, with growth led by China. In Brazil and Latin America, production remained relatively stable. In North America, production decreased from the prior year, reflecting the high level of imports into the region. China remained an important player in the international market, accounting for 48.5% of world steel production. Average capacity utilization in the world steel industry stood at 78.1% in 2013.

On October 7, 2013, World Steel Association released its Short Range Outlook (latest available data) containing forecasts for global apparent steel consumption in 2014, in which it estimated growth at 3.3%. The main risks that were expected to affect the global economy in early 2013 - the eurozone crisis and a sharp slowdown in China’s economy - stabilized over the course of the year. In 2013, some emerging countries did not perform as expected, although China has been an exception. For 2014, worldsteel expects continued recovery in world steel demand, led by developed countries, where growth is expected to recover. On the other hand, slower growth is expected in China’s steel consumption in 2014 (+3.0%). In addition, structural problems, political instability and volatility in financial markets in emerging countries should curb growth in these economies.

Accounting Standards

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Business Operations (BOs) of Gerdau

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•      Brazil (Brazil BO) — includes the steel operations in Brazil (except special steel), the iron ore operation in Brazil, and the metallurgical and coking coal operation in Colombia;

•      North America (North America BO) — includes all North American operations, except Mexico and special steel;

•      Latin America (Latin America BO) — includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operation in Colombia;

•      Special Steel (Special Steel BO) — includes the special steel operations in Brazil, Spain, United States and India.

I – CONSOLIDATED INFORMATION

Gerdau’s Performance in 2013

Production

Production	Fiscal Year	Fiscal Year	Variation
(1,000 tonnes)	2013	2012	2013/2012
Crude Steel (slabs/blooms/billets)
Brazil	6,963	7,204	-3.3%
North America	6,121	6,900	-11.3%
Latin America	1,726	1,840	-6.2%
Special Steel	3,199	2,976	7.5%
Total	18,009	18,920	-4.8%

•      In fiscal year 2013 compared to 2012, the growth in production lagged shipments in virtually all business operations due to the efforts made to optimize working capital, especially the reduction in inventories.

•      In the Brazil BO in particular, in addition to the inventory reduction, the lower production also reflected the lower shipments to export markets, while demand in the domestic market remained strong. In the North America BO, the lower production reflected the lower shipments in the period, combined with the reduction in inventories mentioned above. In the Special Steel BO, production growth accompanied sales volumes growth in the period.

Crude Steel Production

(in thousands of tonnes)

Shipments

Consolidated Shipments	Fiscal Year	Fiscal Year	Variation
(1,000 tonnes)	2013	2012	2013/2012
Brazil(1)	7,281	7,299	-0.2%
Domestic Market	5,883	5,320	10.6%
Exports	1,398	1,979	-29.4%
North America	6,145	6,472	-5.1%
Latin America	2,807	2,707	3.7%
Special Steel	2,857	2,657	7.5%
Eliminations and Adjustments	(571)	(541)
Total	18,519	18,594	-0.4%

(1) - Does not consider coking coal, coke and iron ore shipments.

•      In fiscal year 2013, consolidated shipments were virtually stable in relation to 2012, with distinct performances across each of the business operations.

•      In the Brazil BO, although total shipments remained stable, shipments to the domestic market grew in the period, driven mainly by the improvement in the manufacturing industries served by Gerdau, considering shipment increases in semi finished products (slabs and billets), and by continued strong demand from the commercial construction and infrastructure sectors. The decrease in exports was due to the international market still slightly demanded and by the steel overcapacity in the world.

•      In the North America BO, the reduction in shipments is explained by the market’s slow growth in 2013 and by the growing share of imported products due to the stronger U.S. dollar.

•      In the Latin America BO, shipments increased in the period driven by the solid economic growth observed in the countries in which Gerdau operates, led by Peru and Colombia.

•      In the Special Steel BO, the recovery in shipments was driven by the improvement in Brazil’s heavy vehicle industry, following implementation of the Euro 5 emissions standard, and by the shipments resulting from the first year of operations of the mill in India.

Shipments by Business Operation in 2013 (18.5 million tonnes)	Shipments by Business Operation in 2012 (18.6 million tonnes)

Operating Results by Business Operation

Net Sales

Net Sales	Fiscal Year	Fiscal Year	Variation
(R$ million)	2013	2012	2013/2012
Brazil(1)	15,111	14,100	7.2%
Domestic Market	12,921	11,341	13.9%
Exports	2,190	2,759	-20.6%
North America	12,562	12,450	0.9%
Latin America	5,366	4,964	8.1%
Special Steel	8,023	7,389	8.6%
Eliminations and Adjustments	(1,199)	(921)
Total	39,863	37,982	5.0%

(1) - Includes coking coal, coke and iron ore net sales.

•      In fiscal year 2013 compared to 2012, consolidated net sales grew influenced by different aspects in each Business Operation.

•      In the Brazil BO, net sales grew driven primarily by higher shipments to the domestic market.

•      In the Special Steel and Latin America BOs, higher shipments and the increase in net sales per tonne sold were the main factors influencing net sales growth.

•      In the North America BO, net sales were virtually stable, with the increase in net sales per tonne sold, which was influenced by exchange variation in the period (depreciation of 10.4% in the Brazilian real against the U.S. dollar, average in period), offsetting the reduction in shipments.

Cost of Goods Sold and Gross Margin

		Fiscal Year	Fiscal Year	Variation
Cost of Goods Sold and Gross Margin		2013	2012	2013/2012
Brazil	Net sales (R$million)	15,111	14,100	7.2%
	Cost of goods sold (R$million)	(11,894)	(11,630)	2.3%
	Gross profit (R$million)	3,217	2,470	30.2%
	Gross margin (%)	21.3%	17.5%
North America	Net sales (R$million)	12,562	12,450	0.9%
	Cost of goods sold (R$million)	(11,919)	(11,453)	4.1%
	Gross profit (R$million)	643	997	-35.5%
	Gross margin (%)	5.1%	8.0%
Latin America	Net sales (R$million)	5,366	4,964	8.1%
	Cost of goods sold (R$million)	(4,801)	(4,635)	3.6%
	Gross profit (R$million)	565	329	71.7%
	Gross margin (%)	10.5%	6.6%
Special Steel	Net sales (R$million)	8,023	7,389	8.6%
	Cost of goods sold (R$million)	(7,309)	(6,421)	13.8%
	Gross profit (R$million)	714	968	-26.2%
	Gross margin (%)	8.9%	13.1%
Eliminations and Adjustments	Net sales (R$million)	(1,199)	(921)
	Cost of goods sold (R$million)	1,195	905
	Gross profit (R$million)	(4)	(16)
Consolidated	Net sales (R$million)	39,863	37,982	5.0%
	Cost of goods sold (R$million)	(34,728)	(33,234)	4.5%
	Gross profit (R$million)	5,135	4,748	8.2%
	Gross margin (%)	12.9%	12.5%

•      In fiscal year 2013, consolidated gross margin expanded slightly in relation to fiscal year 2012, influenced by different aspects in each Business Operation.

•      In the Brazil BO, gross margin expanded driven by higher shipments to the domestic market and by the growth in net sales per tonne sold outpacing the growth in cost per tonne sold in this market.

•      In the North America BO, gross margin contracted due to the lower gross profit resulting from the lower shipments in the period.

•      In the Latin America BO, the improvement in gross margin was due to the higher dilution of fixed costs resulting from the growth in shipments and the efforts to optimize costs.

•      In the Special Steel BO, the contraction in gross margin is explained by the higher costs related to the learning curve in the India operation and by the reduction in net sales per tonne sold in Spain and the United States.

Operating Expenses

SG&A	Fiscal Year	Fiscal Year	Variation
(R$ million)	2013	2012	2013/2012
Selling expenses	659	587	12.3%
General and administrative expenses	1,953	1,884	3.7%
Total	2,612	2,471	5.7%
Net Sales	39,863	37,982	5.0%
% of net sales	6.6%	6.5%

•      The increase in the absolute value of selling, general and administrative expenses was mainly due to the increase in selling expenses related to the Company’s marketing campaigns, most of which were implemented in Brazil. Despite this increase, selling, general and administrative expenses as a ratio of net sales remained virtually stable in 2013 compared to 2012, which reflects the Company’s cost management efforts. This was especially relevant given that the year was marked by cost pressures and the depreciation in the Brazilian real, with the latter adversely affecting these expenses in our international operations when translated into Brazilian real.

Equity Income

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded steel shipments of 1.1 million tonnes in 2013, based on their respective equity interests. The amount of shipments was in line with the previous year and generated net sales of R$ 1.9 billion, 7.3% more than in 2012.

•      Based on these companies’ results, equity income was a gain of R$54.0 million in 2013, versus a gain of R$ 8.4 million in 2012.

EBITDA

Breakdown of Consolidated EBITDA (1)	Fiscal Year	Fiscal Year	Variation
(R$ million)	2013	2012	2013/2012
Net income	1,694	1,496	13.2%
Net financial result	1,301	789	64.9%
Provision for income and social contribution taxes	(241)	63	—
Depreciation and amortization	2,030	1,828	11.1%
EBITDA	4,784	4,176	14.6%
EBITDA Margin	12.0%	11.0%

(1) Includes the results from jointly controlled entities and associate companies based on the equity income method.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity. The Company’s EBITDA is already calculated pursuant to Instruction 527 of the CVM.

Conciliation of Consolidated EBITDA	Fiscal Year	Fiscal Year
(R$ million)	2013	2012
EBITDA (1)	4,784	4,176
Depreciation and amortization	(2,030)	(1,828)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	2,754	2,348

(1) Non-accounting measurement adopted by the Company.

(2) Accounting measurement disclosed in consolidated Statements of Income.

•      Consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) increased in 2013 compared to 2012, accompanied by EBITDA margin expansion. The improvement in performance during the period is basically explained by the higher contribution from the Brazil BO and better results in the Latin America BO.

		Fiscal Year	Fiscal Year	Variation
EBITDA by Business Operation		2013	2012	2013/2012
Brazil	EBITDA (R$million)	3,228	2,395	34.8%
	EBITDA margin (%)	21.4%	17.0%
North America	EBITDA (R$million)	575	922	-37.6%
	EBITDA margin (%)	4.6%	7.4%
Latin America	EBITDA (R$million)	428	180	137.8%
	EBITDA margin (%)	8.0%	3.6%
Special Steel	EBITDA (R$million)	909	1,073	-15.3%
	EBITDA margin (%)	11.3%	14.5%
Eliminations and Adjustments	EBITDA (R$million)	(356)	(394)
Consolidated	EBITDA (R$million)	4,784	4,176	14.6%
	EBITDA margin (%)	12.0%	11.0%

•  In the Brazil BO, which accounted for 62.8% of consolidated EBITDA in 2013, EBITDA margin expanded in the period due to the better performance of the domestic market, as mentioned above, and to the proceeds from the divestment of commercial properties that were recorded in the line “other operating income” in 4Q13. Note that the divestment of properties is consistent with the Company’s objective of focusing on the strength of its balance sheet and improving the return on its assets. In the North America BO, which accounted for 11.2% of consolidated EBITDA, EBITDA margin contracted by almost 3 percentage points due to the lower dilution of fixed costs, as mentioned above. In the Latin America BO, which accounted for 8.3% of consolidated EBITDA, EBITDA margin expanded due to the higher dilution of fixed costs and the efforts to optimize costs. In the Special Steel BO, which accounted for the remaining 17.7% of consolidated EBITDA, EBITDA margin contracted due to the higher costs related to the learning curve in the India operation and to the lower net sales per tonne sold in Spain and the United States.

Financial Result

Financial Result	Fiscal Year	Fiscal Year	Variation
(R$ million)	2013	2012	2013/2012
Financial income	293	317	-7.6%
Financial expenses	(1,053)	(953)	10.5%
Exchange variation, net	(544)	(134)	306.0%
Exchange variation on net investment hedge	(323)	(176)	83.5%
Exchange variation - other lines	(221)	42	—
Gains (losses) on financial instruments, net	3	(19)	—
Financial Result	(1,301)	(789)	64.9%

•      In 2013, the higher negative financial result was mainly due to the effects from exchange variation on the liabilities contracted in currencies other than the Brazilian real, mainly the U.S. dollar, and, to a lesser extent, to the higher financial expense resulting from the increase in the average interest rate between the comparison periods.

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

Net Income

Net Income	Fiscal Year	Fiscal Year	Variation
(R$ million)	2013	2012	2013/2012
Income before taxes (1)	1,453	1,559	-6.8%
Income and social contribution taxes (IR/CS)	241	(63)	—
IR/CS on net investment hedge	323	134	141.0%
IR/CS - other lines	(82)	(197)	-58.4%
Consolidated Net Income (1)	1,694	1,496	13.2%

(1) Includes the results from jointly controlled entities and associate companies based on the equity income method.

•      Consolidated net income was higher in 2013 than in 2012, due to the higher operating result, which was partially offset by the higher negative financial result.

Investments

•      In 2013, investments in fixed assets amounted to R$ 2.6 billion. Of the total amount invested in the year, 58.9% was allocated to the Brazil BO, 20.2% to the Special Steel BO, 14.2% to the North America BO and 6.7% to the Latin America BO.

•      In the year, the main investments made in capacity expansion projects were: the expansion of the iron ore activities, with the startup of the new ore treatment unit in Miguel Burnier (Minas Gerais), which increased annual production capacity to 11.5 million tonnes; the completion of the installation of the rolling mill to produce coiled hot-rolled strips in Ouro Branco (Minas Gerais), with annual capacity of 800,000 tonnes; the startup of the new rolling mills to produce special steel in Pindamonhangaba (São Paulo), with annual production capacity of 500,000 tonnes, and in India, with annual production capacity of 300,000 tonnes.

•      Progress was also made on construction of the new unit in Mexico in conjunction with Corsa to produce structural shapes, with annual capacity of 1 million tonnes of steel and 700,000 tonnes of rolled steel.

Working Capital and Cash Conversion Cycle

•      In December 2013, working capital decreased 3.6% from December 2012, despite the 14.8% growth in net sales in 4Q13 compared to 4Q12, which demonstrates the Company’s efforts to reduce working capital needs and improve liquidity. As a result, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased by 16 days in relation to December 2012.

•      Note that the reduction in working capital of R$ 350.2 million between December 2012 and December 2012 includes the effects of exchange variation, especially on the working capital of companies abroad. Excluding this variation, the cash effect of this reduction in the period was R$ 935.0 million.

Financial liabilities

Debt composition (R$ million)	12.31.2013	12.31.2012
Short Term	1,838	2,583
Local Currency (Brazil)	491	652
Foreign Currency (Brazil)	262	469
Companies abroad	1,085	1,462
Long Term	14,869	12,086
Local Currency (Brazil)	2,927	2,240
Foreign Currency (Brazil)	8,725	6,422
Companies abroad	3,217	3,424
Gross Debt (principal + interest)	16,707	14,669
Interest on the debt	(391)	(309)
Gross Debt (principal)	16,316	14,360
Cash, cash equivalents and short-term investments	4,222	2,497
Net Debt(1)	12,094	11,863

(1) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

•      On December 31, 2013, the composition of gross debt (principal) was 8.9% short term and 91.1% long term. The increase in gross debt on December 31, 2013 compared to December 31, 2012 is mainly due to the effect of exchange variation on loans denominated in currencies other than the Brazilian real in the comparison periods.

•      The exposure of gross debt to foreign currency decreased slightly, from 80.3% on December 31, 2012 to 79.5% on December 31, 2013, despite the 14.6% depreciation in the Brazilian real against the U.S. dollar in the period. The reduction in this exposure was due to the Company’s financial management efforts to reduce currency risk during a period marked by high volatility in the Brazilian real.

•      The growth in cash (cash, cash equivalents and financial investments) of R$ 1.7 billion between December 2012 and December 2013 was due to lower working capital needs and higher free cash flow. On December 31, 2013, 49.3% of this cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The 1.9% increase in the balance of net debt on December 31, 2013 compared to December 31, 2012 is explained by the growth in the Company’s gross debt, which was partially offset by the increase in the cash position in the period.

•      On December 31, 2013, the nominal weighted average cost of gross debt (principal) was 6.5%, being 8.6% for the portion denominated in Brazilian real, 5.9% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 6.1% for the portion contracted by subsidiaries abroad. On December 31, 2013, the average gross debt term was 5.3 years.

•      The Company’s main debt indicators are shown below:

Indicators	12.31.2013		12.31.2012
Gross debt / Total capitalization (1)	34%		33%
Net debt / EBITDA (3)	2,5	x	2,8	x
EBITDA (3) / Net financial expenses (3)	6,3	x	6,4	x

(1) Total capitalization = shareholders’ equity + gross debt (principal)

(2) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(3) Last 12 months

•      The net debt/EBITDA ratio on December 31, 2013 showed improvement from December 31, 2012, reflecting the Company’s efforts to reduce working capital needs and improve the cash generation of its businesses.

Indebtedness

(R$ billion)

•      On December 31, 2013, the gross debt (principal) payment schedule was as follows:

Amortization schedule of gross debt (principal)

Short Term	R$ million
1st quarter of 2014	462
2nd quarter of 2014	484
3rd quarter of 2014	316
4th quarter of 2014	186
Total	1,448

Long Term	R$ million
2015	959
2016	592
2017	4,058
2018 and after	9,259
Total	14,868

Social and Environmental Responsibility

•   Gerdau’s strength is manifested through its capacity to overcome challenges, transform and expand businesses, recycle millions of tons of scrap metal and contribute to the competitiveness of the entire steel chain. The Company’s activities are guided by the sustainable growth of its operations and value creation for its over 120,000 shareholders, while pursuing its vision of being a global company that is a reference in its industry.

•   Gerdau complies with international corporate governance standards and adopts the most modern management instruments in all of its operations. This is reflected in its day-to-day activities by its capacity to create differentiated levels of profitability while upholding the principles of transparency and respect for its stakeholders, which include clients, suppliers, shareholders, employees and local communities.

•   Gerdau encourages its over 45,000 employees to transform their abilities into positive results for the business, which is why it believes that it is essential to continually develop its professionals at all levels of the Company. In 2013, each employee received on average 48 hours of training, which required total investment of R$ 34.2 million. Another key value at Gerdau is the safety of its people. Gerdau maintains an effective total safety system that includes continuous investments in technology, equipment and the global systems for managing this area. In 2013, these investments amounted to R$ 102.3 million.

•   In the social projects it supports, Gerdau believes that its biggest contribution is sharing its knowledge, which is why it encourages its employees around the world to serve as volunteers. Today, 11,000 professionals dedicate part of their time to helping social organizations achieve their goals and remain sustainable, which is achieved primarily by applying management methodologies to the development of social projects. Gerdau also invested R$ 62.4 million in over 900 initiatives in 14 countries. The decisions involving these investments are made by the Gerdau Institute, which is responsible for Gerdau’s social responsibility policies and guidelines, and by the Gerdau Institute’s committees present in 205 units of the Company. In other words, these initiatives are managed in a decentralized manner and with the active participation of employees, who are familiar with the needs of local communities.

•   Gerdau also invests in actions to reduce the environmental impact of its industrial activities by developing sustainable practices in its industrial processes. At its mills, the concept of recycling is present in various different stages of the steel production cycle, which helps reduce the consumption of natural resources. In 2013, some 75% of the steel produced by Gerdau was manufactured from ferrous scrap or materials that are otherwise obsolete to society. This means that in 2013, 15 million tonnes of scrap were removed from the environment through a broad network of suppliers. Gerdau’s care for the environment also includes regular investments to modernize the technologies used by its units. During the year, R$ 160.5 million was invested in this area.

Value Added

•      In 2013, Gerdau companies generated consolidated value added of R$ 11.2 billion, or 12.7% more than in 2012. This value is derived from the revenue generated by products and services, net of discounts granted, of R$ 42.1 billion, less R$ 30.9 billion in costs related to raw materials and consumer goods, outsourced services, depreciation, amortization, equity income, financial income and other items.

Value Added Breakdown

(R$ 11.2 billion)

Capital Markets and Corporate Governance

Stock Liquidity and Trading

•      Through its three publicly held companies (Gerdau S.A. and Metalúrgica Gerdau S.A. in Brazil and Empresa Siderúrgica del Peru S.A.A. — Siderperú in Peru), Gerdau offers investors various investment alternatives on Brazilian and foreign stock exchanges. In 2013, these assets maintained high liquidity levels, with combined financial trading volume of R$ 60.0 billion (US$ 27.8 billion).

•      The shares of Gerdau S.A. and Metalúrgica Gerdau S.A. are components of the following stock indexes: BM&FBOVESPA Index (Ibovespa), Corporate Sustainability Index (ISE), Brazil Index (IBrX), Special Tag-Along Stock Index (ITAG), Industrial Sector Index (INDX), Special Corporate Governance Stock Index (IGC) and Basic Materials Index (IMAT).

Dividends

•      Gerdau S.A. and Metalúrgica Gerdau S.A. have compensation policies established in their bylaws that provide for the distribution of a minimum of 30% of adjusted net income.

•      In 2013, Gerdau S.A. and Metalúrgica Gerdau S.A. approved the payment of dividends and/or interest on capital stock in the amounts of R$ 476.7 million (R$ 0.28 per share) and R$ 150.4 million (R$ 0.37 per share), respectively.

•      The following charts show the dividends and/or interest on capital stock approved for each fiscal year as well as the dividend yield, which is the ratio of the dividends paid per share to the share price at the close of the fiscal year.

Gerdau S.A. Dividends - Yield and Amount Approved	Metalúrgica Gerdau S.A. Dividends - Yield and Amount Approved

Ownership Structure

Gerdau’s ownership structure in December 2013 is depicted below in simplified form:

Transparency and Equality in Investor Relations

•      The companies Gerdau S.A. and Metalúrgica Gerdau S.A. held their Annual Shareholders Meetings on April 19 and 26, 2013, respectively. At Gerdau S.A., shareholders reelected nine directors. Three members were elected to the Board of Auditors, two of whom were appointed by the controlling shareholders and one appointed by the non-controlling shareholders. At Metalúrgica Gerdau S.A., 11 directors were reelected, two of whom were appointed by the non-controlling shareholders. Five members were elected to the Board of Auditors, three of whom were appointed by the controlling shareholders and two appointed by the non-controlling shareholders.

•      Gerdau received the award for Best Investor Relations Website in the Large Cap category in the IR Magazine Brazil Awards 2013. The IR Magazine Brazil Awards is the most important event recognizing Investor Relations departments. The awards are part of a series of studies and events organized by IR Magazine around the world. In Brazil, the event is conducted by IR Magazine jointly with Revista RI magazine and the Brazilian Investor Relations Institute (IBRI).

•      Since July 1, 2013, Gerdau S.A. has contracted JPMorgan Chase Bank, N.A. to serve as the depositary bank for its ADRs (GGB) traded on the New York Stock Exchange (NYSE).

•      Gerdau won the 17th Anefac-Fipecafi-Serasa Transparency Award for its 2012 financial statements. This marks the 14th consecutive time that Gerdau was shortlisted among the ten companies presenting the best financial statements and the fourth time that it has received the main award. The companies that entered are headquartered from across the nation and selected from the 500 largest and best private companies in the retail, industrial and services sectors, excluding financial services, as well as from among the 50 largest state-owned companies.

•      Gerdau was recognized by the 2013 edition of the ranking sponsored by the magazine Institutional Investor in the Metals & Mining category for Latin American companies. The ranking is based on an annual survey of buy and sell side analysts and aims to identify the best IR, CEO and CFO professionals, as well as the best IR teams. Gerdau was awarded in this year’s edition in the categories Best CEO, Best CFO, Best Investor Relations Professional and Best Investor Relations Team.

•      Gerdau was recognized as the company with the best performance in the Leadership category of the “Você S/A Exame Guide — Best Companies to Work at 2013.” The Company also figured among the 24 organizations with the highest scores in the ranking. Developed by the magazines Você S/A and Exame in partnership with the business school Fundação Instituto Administração (FIA), since 1997, the ranking has assessed and selected the 150 companies with the best organizational climate based on the opinions of employees and good people management practices.

•      On October 8, 2013, during the 47th Annual Conference of World Steel Association, Gerdau was awarded the Safety and Health Excellence Recognition 2013, which assesses successful programs implemented in the steel industry in the fields of occupational health and safety. This is the fourth time that Gerdau has received the recognition. In this edition, Gerdau was awarded for its “Manual of Behavioral Management in Occupational Safety,” which was published in 2012. The manual presents the Company’s best practices in behavioral management for occupational safety, which were compiled based on the experiences implemented at Gerdau units worldwide. The manual’s use helps further solidify a culture of safety in the work environment at the global level.

•      To improve its interaction with stakeholders, Gerdau launched new social media channels. Now you can obtain information on the Company’s activities through its profiles on Facebook, Twitter, YouTube and LinkedIn.

•      For the eighth consecutive year, Gerdau S.A. and Metalúrgica Gerdau S.A. figured among the 40 companies forming the new portfolio of the Corporate Sustainability Index (ISE) of the BM&FBOVESPA, which will be valid from January 6, 2014 to January 2, 2015. The index is formed by the stocks of companies that present the most sustainable practices over the long term and a high level of commitment to the themes of corporate governance, social responsibility and environmental aspects.

•      In order to maintain analysts and investors informed about Gerdau’s business, the company holds quarterly conference calls to discuss its quarterly earnings. These events present and comment on the quarterly results, which is followed by a question and answer session. In 2013, these events enjoyed the participation via telephone and internet of 2,503 participants.

•      The Investor Relations team received 1,678 requests for information from analysts during the year via telephone or e-mail, and 1,825 requests from individual investors.

•      In 2013, the Investor Relations team attended 16 conferences, held 17 non-deal roadshows as well as one deal roadshow related to the bond issue, and organized 7 visits to industrial facilities and 69 meetings. During these events, the team provided services to 873 investors. It also organized two meetings of the Capital Market Professionals and Investors Association (Apimec), one in São Paulo that was also broadcast live by webcast that was attended by 126 people and another in Rio de Janeiro that was attended by 73 investors.

•      For more information or clarifications on the Company’s businesses and performance, please go to www.gerdau.com/ri or contact the Investor Relations team by telephone at +55 (51) 3323-2703 or by e-mail through inform@gerdau.com.br.

II — INFORMATION ON THE PARENT COMPANY

Gerdau S.A. is a publicly traded corporation with registered office in Rio de Janeiro, Rio de Janeiro. The Company is engaged in holding interests in other companies and producing and marketing steel products in the special steel segment.

Results

•      A substantial part of the results of Gerdau S.A. come from investments in subsidiaries and associate companies. In 2013, these investments generated equity income of R$ 2.2 billion. On December 31, 2013, these investments amounted to R$ 33.8 billion, as follows:

Company	Stake	Investiment (R$ million)
Gerdau Internacional Empreendimentos Ltda.	68.2%	13,346.2
Gerdau Aços Longos S.A.	93.5%	8,468.4
Gerdau Açominas S.A.	95.2%	5,579.8
Gerdau Aços Especiais S.A.	96.7%	2,627.4
Gerdau América Latina Participações S.A.	94.2%	1,796.1
Empresa Siderúrgica del Peru S.A.A.	90.0%	955.7
GTL Equity Investments Corp.	100.0%	587.3
Itaguaí Com. Imp. e Export. Ltda.	100.0%	271.0
Dona Francisca Energética S.A.	51.8%	132.9
Others		46.7
Total		33,811.5

•      In 2013, the Company sold 598,000 tonnes of steel products, which generated net sales of R$ 1.9 billion and cost of goods sold of R$ 1.6 billion. Gross margin in the year stood at 11.6%.

•      In fiscal year 2013, the financial result (financial income, financial expenses, net exchange variation and losses from financial instruments) was negative R$ 924.7 million, compared to negative R$ 384.6 million in 2012. The variation in the financial result was due to higher debt financial expenses on loans and an increase of the negative exchange variation on the debt with related parties, as well as lower financial income in the comparison periods.

•      Gerdau S.A. posted net income of R$ 1.6 billion for fiscal year 2013, equivalent to R$ 0.93 per outstanding share, mainly due to the result of equity income from subsidiaries and associate companies.

•      On December 31, 2013, the Company’s shareholders’ equity amounted to R$ 30.3 billion, representing book value of R$17.80 per share.

•     Net debt (loans and financings, plus debentures, less cash, cash equivalents and financial investments) plus related parties stood at R$ 5.3 billion on December 31, 2013.

Dividends

•      Based on the results of 2013, Gerdau S.A. approved dividends and/or interest on capital stock in the amount of R$ 476.7 million (R$ 0.28 per share).

	Dividends	Per Share	Quantity of	Payment
Period	(R$ million)	(R$)	Shares (million)	Date
1st quarter	34.0	0.02	1,701	5/29/2013
2nd quarter	119.1	0.07	1,701	8/21/2013
3rd quarter	204.3	0.12	1,703	11/22/2013
4th quarter	119.3	0.07	1,704	3/17/2014
Total	476.7	0.28

•      In fiscal year 2013, the dividend yield (dividends per share/price of the preferred shares) of Gerdau S.A. was 1.5%, based on the share price on the last business day of 2013.

Stock Liquidity

•      São Paulo Stock Exchange (BM&FBOVESPA):

•  In fiscal year 2013, stock in Gerdau S.A. (GGBR) registered financial trading volume of R$ 29.4 billion.

•  Average daily financial trading volume was R$ 115.6 million.

•  The number of shares traded was 2.1 billion.

•  In the composition of the Bovespa Index valid for the period from January to April of 2014, Gerdau preferred stock (GGBR4) had a weighting of 2.1% and was the 13th most liquid stock in index.

•      New York Stock Exchange (NYSE):

•  Gerdau S.A. ADRs (GGB) registered financial trading volume of US$ 11.4 billion in fiscal year 2013.

•  Average daily trading volume in the ADRs was US$ 45.3 million.

•  In the period, 1.5 billion ADRs were traded.

•      Over the last five years, the performance of the preferred stock of Gerdau S.A. traded on the BM&FBOVESPA and NYSE was as follows:

BM&FBOVESPA	NEW YORK STOCK EXCHANGE
(Base=100)	(Base=100)

•      Madrid Stock Exchange (Latibex):

•  In 2013, a total of 913,000 preferred shares in Gerdau S.A. (XGGB) were traded, for financial trading volume of US$ 7.0 million in the period.

•      On December 31, 2013, Brazilian institutional investors accounted for 11.7% of the capital stock of Gerdau S.A., while foreign investors (including ADRs) accounted for 34.0%. The remaining 54.3% of the capital was held by other shareholders, of which 42.3% was held by the controlling shareholders and 11.1% by other investors. Another 0.9% of the capital was held in treasury.

Relationship with Independent Auditors

•      The Company’s policy for hiring any services from the independent auditor unrelated to the external audit is based on the principles that preserve the independence of the auditor, namely: (a) auditors must not audit their own work; (b) auditors may not hold management positions at their clients; and (c) auditors must not promote the interests of their clients.

•      For the purposes of compliance with CVM Instruction 381/2003, Gerdau S.A. informs that PriceWaterhouseCoopers, the Company’s independent auditor, did not provide any services other than those related to the external audit during fiscal year 2013.

III - ACKNOWLEDGMENT

Lastly, the Company would like to thank its clients, shareholders, suppliers, financial institutions, government agencies and all other stakeholders for their important support, and especially our team of employees for their effort and dedication.

IV — DECLARATION OF THE OFFICERS

•   In accordance with Article 25 of CVM Instruction 480 of December 7, 2009, 31, the Board of Executive Officers declares that it has reviewed, discussed and is in agreement with the opinions expressed in the Independent Auditors’ report of the Financial Statements issued on this date and with the Financial Statements for the fiscal year ended December 31, 2013.

Rio de Janeiro, February 21, 2014

THE MANAGEMENT

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2013 and 2012

In thousands of Brazilian reais (R$)

	2013	2012
CURRENT ASSETS
Cash and cash equivalents	2,099,224	1,437,235
Short-term investments
Held for Trading	2,123,168	1,059,605
Trade accounts receivable - net	4,078,806	3,695,381
Inventories	8,499,691	9,021,542
Tax credits	716,806	601,148
Income and social contribution taxes recoverable	367,963	335,600
Unrealized gains on financial instruments	319	0
Other current assets	291,245	259,886
	18,177,222	16,410,397

NON-CURRENT ASSETS
Tax credits	103,469	119,582
Deferred income taxes	2,056,445	2,210,300
Related parties	87,159	132,478
Judicial deposits	1,155,407	922,578
Other non-current assets	220,085	231,130
Prepaid pension cost	555,184	553,095
Investments in associates and jointly-controlled entities	1,590,031	1,425,605
Goodwill	11,353,045	10,033,396
Other Intangibles	1,497,919	1,364,416
Property, plant and equipment, net	21,419,074	19,690,181
	40,037,818	36,682,761

TOTAL ASSETS	58,215,040	53,093,158

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2013 and 2012

In thousands of Brazilian reais (R$)

	2013	2012
CURRENT LIABILITIES
Trade accounts payable	3,271,419	3,059,684
Short-term debt	1,810,783	2,324,374
Debentures	27,584	257,979
Taxes payable	473,773	440,754
Income and social contribution taxes payable	177,434	87,944
Payroll and related liabilities	655,962	558,634
Dividends payable	119,455	47,379
Employee benefits	50,036	53,930
Environmental liabilities	15,149	24,536
Unrealized losses on financial instruments	274	1,535
Put options on non-controlling interests	—	607,760
Other current liabilities	634,761	358,673
	7,236,630	7,823,182

NON-CURRENT LIABILITIES
Long-term debt	14,481,497	11,725,868
Debentures	386,911	360,334
Related parties	43	15
Deferred income taxes	1,187,252	1,795,963
Unrealized losses on financial instruments	3,009	6,664
Provision for tax, civil and labor liabilities	1,294,598	1,081,381
Environmental liabilities	90,514	42,395
Employee benefits	942,319	1,187,621
Other non-current liabilities	571,510	271,818
	18,957,653	16,472,059

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(238,971)	(290,240)
Capital reserves	11,597	11,597
Retained earnings	10,472,752	9,180,210
Operations with non-controlling interests	(1,732,962)	(1,728,627)
Other reserves	2,577,482	823,483
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	30,339,079	27,245,604

NON-CONTROLLING INTERESTS	1,681,678	1,552,313

EQUITY	32,020,757	28,797,917

TOTAL LIABILITIES AND EQUITY	58,215,040	53,093,158

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2013 and 2012

In thousands of Brazilian reais (R$)

	For the years ended
	2013	2012

NET SALES	39,863,037	37,981,668

Cost of sales	(34,728,460)	(33,234,102)

GROSS PROFIT	5,134,577	4,747,566

Selling expenses	(658,862)	(587,369)
General and administrative expenses	(1,953,014)	(1,884,306)
Other operating income	318,256	244,414
Other operating expenses	(140,535)	(180,453)
Equity in earnings of unconsolidated companies	54,001	8,353

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	2,754,423	2,348,205

Financial income	292,910	316,611
Financial expenses	(1,053,385)	(952,679)
Exchange variations, net	(544,156)	(134,128)
Gain and losses on financial instruments, net	2,854	(18,547)

INCOME BEFORE TAXES	1,452,646	1,559,462

Income and social contribution taxes
Current	(318,422)	(316,271)
Deferred	559,478	253,049

NET INCOME	1,693,702	1,496,240

ATTRIBUTABLE TO:
Owners of the parent	1,583,731	1,425,633
Non-controlling interests	109,971	70,607
	1,693,702	1,496,240

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2013 and 2012

In thousands of Brazilian reais (R$)

	2013	2012

Cash flows from operating activities
Net income for the year	1,693,702	1,496,240
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,029,507	1,827,499
Equity in earnings of unconsolidated companies	(54,001)	(8,353)
Exchange variation, net	544,156	134,128
(Gains) Losses on financial instruments, net	(2,854)	18,547
Post-employment benefits	95,514	38,665
Stock based remuneration	38,223	36,699
Income tax	(241,056)	63,222
(Gains) Losses on disposal of property, plant and equipment and investments, net	(133,593)	7,890
Allowance for doubtful accounts	47,345	50,084
Provision for tax, labor and civil claims	205,167	171,264
Interest income on investments	(135,040)	(155,638)
Interest expense on loans	901,273	811,416
Interest on loans with related parties	(1,573)	(1,594)
Provision for net realisable value adjustment in inventory	56,752	141,121
Release of allowance for inventory against cost upon sale of the inventory	(61,453)	(86,710)
	4,982,069	4,544,480
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable	(23,790)	168,134
Decrease (Increase) in inventories	1,018,398	(264,366)
Decrease in trade accounts payable	(128,942)	(522,870)
Decrease (Increase) in other receivables	120,645	(664,819)
Increase (Decrease) in other payables	162,863	(314,906)
Dividends from jointly-controlled entities	63,073	47,667
Purchases of trading securities	(3,360,144)	(2,060,511)
Proceeds from maturities and sales of trading securities	2,481,935	4,444,636
Cash provided by operating activities	5,316,107	5,377,445

Interest paid on loans and financing	(810,362)	(698,070)
Income and social contribution taxes paid	(407,333)	(335,328)
Net cash provided by operating activities	4,098,412	4,344,047

Cash flows from investing activities
Additions to property, plant and equipment	(2,598,265)	(3,127,256)
Proceeds from sales of property, plant and equipment, investments and other intangibles	237,203	35,334
Additions to other intangibles	(158,395)	(156,805)
Advance for capital increase in jointly-controlled entity	(77,103)	(206,214)
Cash and cash equivalents consolidated in business combinations	—	16,916
Payment for business acquisitions, net of cash of acquired entities	(55,622)	—
Increase in controlling interest in associated companies	(51,383)	—
Net cash used in investing activities	(2,703,565)	(3,438,025)

Cash flows from financing activities
Increase (Reduction) of capital by non-controlling interests in subsidiaries	383,788	(116,685)
Purchase of treasury shares	—	(44,932)
Proceeds from exercise of shares	35,465	5,269
Dividends and interest on capital paid	(426,988)	(523,076)
Proceeds from loans and financing	5,011,654	1,767,350
Repayment of loans and financing	(5,223,100)	(2,105,228)
Intercompany loans, net	46,933	(18,992)
Increase in controlling interest in subsidiaries	(33,090)	—
Put-Options on non-controlling interest	(599,195)	—
Net cash (used in) provided by financing activities	(804,533)	(1,036,294)

Exchange variation on cash and cash equivalents	71,675	90,908

Increase (Decrease) in cash and cash equivalents	661,989	(39,364)
Cash and cash equivalents at beginning of year	1,437,235	1,476,599
Cash and cash equivalents at end of year	2,099,224	1,437,235